SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a or 15d–16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2002

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EuroTel Bratislava, a.s.

Part I — Financial Information

Item 1: Condensed Consolidated Financial Statements

Consolidated Balance Sheets
(in thousands of Slovak Crowns) (unaudited)

		As of December 31,	As of June 30,
	Notes	2001	2002
ASSETS
Non-current assets
Property and equipment		5,565,548	5,591,335
Licenses	2	675,350	640,418
Deferred expenses		27,183	23,173

		6,268,081	6,254,926

Current assets
Inventories	4	260,769	153,947
Receivables, prepayments and deferred expenses		1,108,857	1,258,802
Investments	5	3,671,380	3,157,428
Cash and cash equivalents		954,363	1,599,458

		5,995,369	6,169,635

Total assets		12,263,450	12,424,561

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
Accumulated deficit		(148,288)	(21,293)

	6	3,586,447	3,713,442

Non-current liabilities
Long term notes		6,577,558	6,844,096
Deferred revenues		27,183	23,173
Deferred tax liability	3	40,629	73,889

		6,645,370	6,941,158

Current liabilities
Trade, other payables and deferred revenues		1,797,539	1,569,073
Accrued interest – long term notes		197,094	198,888
Provisions		37,000	2,000

		2,031,633	1,769,961

Total liabilities and equity		12,263,450	12,424,561

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Consolidated Statements of Operations
(in thousands of Slovak Crowns) (unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2001	2002	2001	2002
Revenues	7	1,876,523	2,189,221	3,638,121	4,277,048
Cost of sales and services	8	(828,173)	(887,600)	(1,521,324)	(1,908,124)

Gross profit		1,048,350	1,301,621	2,116,797	2,368,924
Operating expenses	9	(801,595)	(884,878)	(1,531,136)	(1,766,688)

Operating profit		246,755	416,743	585,661	602,236
Finance costs	10	(72,700)	(327,759)	(204,473)	(422,985)

Income before tax		174,055	88,984	381,188	179,251
Income taxes	11	(77,501)	(34,920)	(146,219)	(52,256)

Net income		96,554	54,064	234,969	126,995

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Condensed Consolidated Statements of Cash Flows
(in thousands of Slovak Crowns) (unaudited)

	Six months ended June 30,
	2001	2002
Cash flows from operations	1,256,823	1,369,325
Interest paid	(429,178)	(375,948)
Interest received	89,481	98,374
Income tax received / (paid)	(5,257)	(2,710)

Net cash flows from operating activities	911,869	1,089,041

Cash flows from investing activities
Purchase of property and equipment	(648,284)	(1,057,462)
Purchase of licenses	—	—
Purchase of investments	(2,403,399)	(1,794,586)
Proceeds from disposal of property and equipment	669	9,817
Proceeds from disposal of investments	2,229,517	2,398,285

Net cash used in investing activities	(821,497)	(443,946)

Cash flows from financing activities	—	—
Net cash flows from financing activities	—	—

Net (decrease) / increase in cash and cash equivalents	90,372	645,095

Cash and cash equivalents at beginning of period	1,483,765	954,363

Cash and cash equivalents at end of period	1,574,137	1,599,458

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Retained Earnings / (Accumulated Deficit)	Total
Balance as of December 31, 2000	765,470	1,035	172,230	(642,112)	296,623
Capitalization of shareholder loans (See Note 6)	2,796,000	—	—	—	2,796,000
Capitalization of shareholder loans—adjustment due to effect of blend of exchange rates and tax planning	—	—	—	186,680	186,680
(See Note 6)
Net income for the six months ended June 30, 2001	—	—	—	234,969	234,969

Balance as of June 30, 2001	3,561,470	1,035	172,230	(220,463)	3,514,272

Balance as of December 31, 2001	3,561,470	1,035	172,230	(148,288)	3,586,447

Net income for the six months ended June 30, 2002	—	—	—	126,995	126,995

Balance as of June 30, 2002	3,561,470	1,035	172,230	(21,293)	3,713,442

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

1.    Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). The financial statements do not form the statutory accounts of EuroTel Bratislava, a.s. (“EuroTel”), which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of June 30, 2002, and the results of operations and cash flows for the three and six months ended June 30, 2002 and June 30, 2001. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2001 and 2000 and for each of the years then ended. The results of operations for the three and six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

2.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2001	As of June 30, 2002
General license	1,053,149	1,053,149
Less: accumulated amortization	(377,799)	(412,731)

	675,350	640,418

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

3.    Deferred Taxes

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred tax account is as follows:

	As of December 31, 2001	As of June 30, 2002
At beginning of year—net deferred tax asset / (liability)	223,715	(40,629)
Income statement charge	(188,095)	(33,260)
Tax charged to equity (Note 6)	(76,249)	—

At end of period—net deferred tax liability	(40,629)	(73,889)

The deferred tax charge to equity in 2001 was recorded in relation to capitalization of shareholder loans. This transaction is further described in Note 6.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards as of June 30, 2002 of Sk1,459,700 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profits for the six months ended June 30, 2002 that may, under Slovak tax law, be offset. The tax losses carried forward are expected to be offset evenly against future taxable profits during 2002 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of June 30, 2002
Temporary differences arising from accelerated tax depreciation	(610,693)	(85,648)	(696,341)
Deferred expenses	(19,580)	5,140	(14,440)

Deferred tax liabilities	(630,273)	(80,508)	(710,781)

Deferred tax assets	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of June 30, 2002
Unrealized foreign exchange losses	53,075	61,116	114,191
Accrued interest	50,901	(1,179)	49,722
Deferred revenues	19,580	(5,140)	14,440
Other accruals	23,523	12,736	36,259
Bad debt provision for receivables (a)	—	26,276	26,276
Rent and exit costs	17,342	(429)	16,913
Premium on long term notes repurchase and write-off of deferred finance charges (b)	14,493	(327)	14,166
Tax losses carried forward	410,730	(45,805)	364,925

Deferred tax assets	589,644	47,248	636,892

(a)
Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim tax benefit only after certain statutory collection requirements were complied with. Due to significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize deferred tax asset on its bad debt provision. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. The deferred tax asset arising on the bad debt provision was recorded in the six months ended June 30, 2002 in relation to receivables within the scope of the Amendment.

(b)
Deferred tax asset of Sk14,493 has been recognized as of December 31, 2001 to account for timing differences between accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes. Under IAS, the premium paid by EuroTel over the carrying value of repurchased notes together with unamortized deferred finance charges related to the repurchased notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2001	As of June 30, 2002
Deferred tax liability	(40,629)	(73,889)

The amounts shown in the balance sheet include the following:

	As of December 31, 2001	As of June 30, 2002
Deferred tax assets to be recovered after more than 12 months	414,599	451,201
Deferred tax liabilities to be settled after more than 12 months	(478,931)	(489,011)

	(64,332)	(37,810)

4.    Inventories

	As of December 31, 2001	As of June 30, 2002
Mobile
Mobile phones and accessories	195,633	119,846
SIM cards	60,271	30,050

	255,904	149,896
Managed Data Network Services (“MDNS”)
MDNS inventory	4,865	4,051

	260,769	153,947

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk25,950 are carried at net realizable value (Sk36,327 as of December 31, 2001). Inventories are shown net of allowances of Sk19,269 and Sk11,330 as of December 31, 2001 and June 30, 2002, respectively.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

5.    Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to eight months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 3.23% to 3.76%. As of December 31, 2001 and as of June 30, 2002 the fair value of the securities was Sk3,679,578 and Sk3,151,492 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2001	As of June 30, 2002
Opening net book amount	3,559,842	3,671,380
Additions	4,604,154	1,794,586
Redemptions	(4,405,473)	(2,398,285)
Amortization of discount / (premium)	8,461	(13,416)
Foreign exchange differences	(95,604)	103,163

Closing net book amount	3,671,380	3,157,428

6.    Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom (“ST”) and Atlantic West B.V. (“AWBV”) respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

7.    Revenues

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Mobile service revenues	1,540,216	1,923,981	2,979,971	3,684,524
Mobile equipment and other sales
Mobile equipment and accessories sales	152,689	89,819	278,953	246,139
Other revenues	67,189	57,643	147,542	114,202

	219,878	147,462	426,495	360,341

MDNS
MDNS service revenues	115,386	115,909	230,166	228,705
MDNS equipment revenues	1,043	1,869	1,489	3,478

	116,429	117,778	231,655	232,183

	1,876,523	2,189,221	3,638,121	4,277,048

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Service revenues	1,722,791	2,097,533	3,357,679	4,027,431

8.    Cost of Sales and Services

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Mobile service cost of sales
Interconnect	232,586	358,877	454,321	668,009
Roaming	69,890	90,950	128,931	163,063
Leased circuits	58,676	59,940	114,491	125,229
License and other costs	27,126	39,933	41,540	82,638

	388,278	549,700	739,283	1,038,939

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	359,778	268,685	632,119	703,327
Service commissions	42,499	31,859	75,646	92,797

	402,277	300,544	707,765	796,124

Managed data network services cost of sales
MDNS service cost of sales	36,957	36,256	73,625	70,873
MDNS equipment cost of sales	661	1,100	651	2,188

	37,618	37,356	74,276	73,061

	828,173	887,600	1,521,324	1,908,124

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Cost of services	467,734	617,815	888,554	1,202,609

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

9. Operating	Expenses

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Advertising	121,265	94,640	188,788	188,542
Marketing and sales	11,213	8,408	16,151	16,833
Wages and employee benefits (a)	128,398	159,671	254,662	311,342
Building maintenance	10,745	16,665	20,803	34,094
Network support and maintenance	59,327	67,058	116,514	130,181
Motor vehicles expenses	8,363	9,485	17,365	17,767
Rent – base station sites	17,091	20,777	34,582	40,313
Rent – buildings	27,897	35,597	54,173	72,308
Employee training and travel	6,282	9,889	9,897	19,030
Office supplies	13,699	17,142	26,158	33,601
Professional fees and administrative costs	41,612	54,139	69,503	111,666
Bad debt expense	(2,480)	12,120	17,111	19,698
Depreciation (b)	352,501	371,294	693,356	760,589
Amortization	17,466	17,466	34,932	34,932
Capitalized expenses (c)	(11,784)	(9,473)	(22,859)	(24,208)

	801,595	884,878	1,531,136	1,766,688

(a)
Wages and employee benefits include Sk55,463 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the six months ended June 30, 2002 (Sk48,523 during the six months ended June 30, 2001) and Sk26,722 accrued during the three months ended June 30, 2002 (Sk23,495 during the three months ended June 30, 2001).

(b)
Included in the depreciation charge for the six months ended June 30, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. Whereas Telecom Office of the Slovak Republic (“Telecom office”) opened the tender for new license for spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for MDNS and 31% for Mobile Communications Services business segment.

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

10.    Finance Costs

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Interest expense on borrowings	205,611	195,038	418,182	378,098
Arrangement fees and other finance expenses, net	11,812	9,959	20,596	19,340
Capitalized interest (a)	(1,919)	(4,876)	(3,971)	(8,086)
Interest income	(55,018)	(43,917)	(113,848)	(84,533)
Foreign exchange (gains) / losses	(87,786)	171,555	(116,486)	118,166

	72,700	327,759	204,473	422,985

(a)	Capitalization rates used to determine capitalized interest were as follows:

	Three months ended June 30,		Six mon ths ended June 30,
	2001	2002	2001	2002
Capitalization rates	8.1%	8.6%	7.9%	8.5%

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

11.    Income Taxes

A reconciliation between the reported income tax charge / (credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Income before tax	174,055	88,984	381,188	179,251

Income tax at 25% (2001: 29%)	50,477	22,246	110,545	44,813
Non-deductible provision for doubtful accounts (a)	5,087	(10,699)	11,478	(19,107)
Non-deductible provision for inventory	947	(1,548)	(5,488)	(1,986)
Non-deductible advertising expenses	1,502	2,244	1,502	2,638
Non-deductible compensation fee (b)	—	8,750	—	8,750
Forgiven interest on shareholder loan	18,280	—	18,280	—
Other, net	1,208	13,927	9,902	17,148

	77,501	34,920	146,219	52,256

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge (c)	73,428	16,724	135,972	33,260
Tax charge in respect of current and prior periods	1,700	18,196	4,990	18,996
Withholding tax charged to income (d)	2,373	—	5,257	—

	77,501	34,920	146,219	52,256

(a)
Uncollectable receivables are not deductible for tax until certain statutory collection requirements are complied with. As described under Note 3 (a) the Amendment to the Income Taxes Act, effective January 1, 2002 relaxed the rules for tax benefit collection related to receivables due after December 31, 2001. The treatment of receivables due prior to December 31, 2001 was not modified. Movements in bad debt provision in relation to such pre-existing receivables therefore continue to be a permanent difference for income tax purposes.

(b)
Compensation fee paid to the owners of the leased property related to the vacating of the old office space rented under non-cancelable operating leases is tax non-deductible expense for the income tax purposes.

(c)
The deferred tax charge is mainly the result of the differences between accounting and tax depreciation, unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

(d)
During the six months of 2001 EuroTel charged its income statement with Sk5,257 of withholding tax related to interest income taxed directly at source at a rate of 15%. Under Slovak law, such payments would be available for offset with income tax liability, but are not recoverable in the event of a tax loss, which was the case in 2001. The tax withheld on EuroTel’s interest income of the six months of 2002 in the amount of Sk2,712 was carried forward as income tax prepayment as it is expected that EuroTel will produce taxable profits in 2002 fiscal year.

12.    Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31,	As of June 30,
	2001	2002
Capital expenditures that have been contracted for but have not been provided for in the financial statements	309,672	475,558

These commitments principally relate to the network, with the majority of payments expected to occur within one year.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

13.    Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to Slovak Telecom. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and T-Mobile International constitute management fees paid for consulting services and payments for seconded employees. On March 22, 2001, EuroTel’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 6). EuroTel also purchases and sells in the normal course of business telecommunications services from following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and RadioMobil in the Czech Republic, T-Mobile in Germany, T-Mobil Austria, Westel in Hungary, Vodafone Omnitel in Italy and PTC in Poland.

EuroTel’s transactions with the aforementioned related parties, majority of which were undertaken on an arms length basis, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Sales to ST	239,702	243,774	487,798	477,248
Purchases from ST	183,965	191,404	360,211	385,444
Lease expense paid to ST	10,388	10,100	20,870	20,950
Sales to Eurotel Praha	16,440	19,655	32,192	36,503
Purchases from Eurotel Praha	8,705	12,236	16,784	20,145
Sales to other related parties	21,399	27,210	45,626	55,001
Purchases from other related parties	12,790	16,381	24,482	31,062
Management fees paid to AWBV	4,659	13,323	11,016	20,709
Management fees paid to T-Mobile International AG	—	3,136	—	5,655
Directors and management fees	3,040	13,405	9,304	24,656

14.    Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business including two administrative proceedings initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition of a Voice over IP technology operator alleging breach of anti-monopoly law. The outcome of the proceedings is subject to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of these legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile plant and equipment and managed data network services equipment. Assets attributable to segments include mobile plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market—Slovak Republic.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended June 30, 2001
Revenues	1,760,094	116,429	—	1,876,523
Cost of sales and services	(790,555)	(37,618)	—	(828,173)

Gross profit	969,539	78,811	—	1,048,350
Operating expenses	(258,766)	(13,029)	(529,800)	(801,595)

Operating profit	710,773	65,782	(529,800)	246,755
Finance costs	—	—	(72,700)	(72,700)

Profit / (loss) before tax	710,773	65,782	(602,500)	174,055
Income taxes	—	—	(77,501)	(77,501)

Net income / (loss)	710,773	65,782	(680,001)	96,554

Depreciation	(241,340)	(12,989)	(98,172)	(352,501)
Amortization	(17,426)	(40)	—	(17,466)

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information (continued)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended June 30, 2002
Revenues	2,071,443	117,778	—	2,189,221
Cost of sales and services	(850,244)	(37,356)	—	(887,600)

Gross profit	1,221,199	80,422	—	1,301,621
Operating expenses	(292,828)	(15,310)	(576,740)	(884,878)

Operating profit	928,371	65,112	(576,740)	416,743

Finance costs	—	—	(327,759)	(327,759)

Profit / (loss) before tax	928,371	65,112	(904,499)	88,984
Income taxes	—	—	(34,920)	(34,920)

Net income / (loss)	928,371	65,112	(939,419)	54,064

Depreciation	(275,402)	(15,270)	(80,622)	(371,294)
Amortization	(17,426)	(40)	—	(17,466)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Six months ended June 30, 2001
Revenues	3,406,466	231,655	—	3,638,121
Cost of sales and services	(1,447,048)	(74,276)	—	(1,521,324)

Gross profit	1,959,418	157,379	—	2,116,797
Operating expenses	(508,164)	(26,751)	(996,221)	(1,531,136)

Operating profit	1,451,254	130,628	(996,221)	585,661
Finance costs	—	—	(204,473)	(204,473)

Profit / (loss) before tax	1,451,254	130,628	(1,200,694)	381,188
Income taxes	—	—	(146,219)	(146,219)

Net income / (loss)	1,451,254	130,628	(1,346,913)	234,969

Depreciation	(473,331)	(26,652)	(193,373)	(693,356)
Amortization	(34,833)	(99)	—	(34,932)

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information (continued)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Six months ended June 30, 2002
Revenues	4,044,865	232,183	—	4,277,048
Cost of sales and services	(1,835,063)	(73,061)	—	(1,908,124)

Gross profit	2,209,802	159,122	—	2,368,924
Operating expenses	(590,373)	(46,085)	(1,130,230)	(1,766,688)

Operating profit	1,619,429	113,037	(1,130,230)	602,236
Finance costs	—	—	(422,985)	(422,985)

Profit / (loss) before tax	1,619,429	113,037	(1,553,215)	179,251
Income taxes	—	—	(52,256)	(52,256)

Net income / (loss)	1,619,429	113,037	(1,605,471)	126,995

Depreciation	(555,521)	(46,005)	(159,063)	(760,589)
Amortization	(34,852)	(80)	—	(34,932)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
As of December 31, 2001
Total assets	6,036,164	357,268	5,870,018	12,263,450

Total liabilities	1,378,389	78,304	7,220,310	8,677,003

Capital expenditure	1,276,163	84,177	479,265	1,839,605

As of June 30, 2002
Total assets	5,947,605	358,307	6,118,649	12,424,561

Total liabilities	1,094,471	60,120	7,556,528	8,711,119

Capital expenditure	523,556	40,632	223,102	787,290

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

16.    Subsequent events

EuroTel was awarded by the Telecom Office a license for the implementation and operation of a public mobile telecommunication network (the “license”) based on the Universal Mobile Telecommunications System (“UMTS”) standard.

The license became effective on July 16, 2002 and is valid through 2022, at which point EuroTel will have the option to renew the license. EuroTel will commence providing UMTS services no later than 30 months from the date on which the UMTS frequency is released to it. EuroTel anticipates the release of the UMTS frequency to occur, in accordance with the license, no later than September 30, 2003. The cost of the license is Sk1,499 million, of which Sk500 million will be payable in mid-August 2002 and the remaining Sk999 million is due on December 2, 2002. EuroTel will fund the payments required under the license from surplus cash carried on the balance sheet as of June 30, 2002.

17.    Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IAS, which differ in certain respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three months and six months ended June 30, 2001 and 2002.

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Reconciliation of net income
Net income reported under IAS	96,554	54,064	234,969	126,995
U.S. GAAP adjustments:
— shareholders pushdown (a)	(706)	(706)	(1,412)	(1,412)

Presentation of net income under U.S. GAAP	95,848	53,358	233,557	125,583

There are no differences between shareholders’ equity reported under IAS and U.S. GAAP.

(a)  Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)  Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. “Reporting Comprehensive Income” (“FAS 130”) which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

17.    Reconciliation to United States Generally Accepted Accounting Principles (continued)

(c)  Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at June 30, 2002 were Sk7,088,800 and Sk244,704, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(d)  Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09 service commissions paid to dealers for the loyalty of existing customers and activation of new customers has been recorded as a direct reduction to revenue. For the six months ended June 30, 2002 and June 30, 2001 Sk48,928 and Sk60,654, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
Effect on revenues and costs of sales	2001	2002	2001	2002

Decrease in Mobile service revenues	(7,141)	(11,392)	(14,313)	(23,720)
Decrease in Mobile equipment and other sales	(23,030)	(11,491)	(46,341)	(25,208)
Decrease in Mobile equipment and service commissions	30,171	22,883	60,654	48,928

Net effect on income	—	—	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

(e)  Licenses

Effective January 1, 2002 we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk69,864 for the year ending 2002 and for each of the five succeeding fiscal years in respect of the currently existing licenses.

EuroTel Bratislava, a.s.

Part I — Financial Information

Item 2: Management’s Discussion and Analysis of Results of Operations and Financial condition

You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See Note 17 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity from IAS to U.S. GAAP. You should read the statements under “Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. In the reported period, we were one of only two mobile providers in the country licensed to offer GSM mobile telecommunications services and we are the sole provider of analog NMT services. As of today, there are three mobile providers licensed to offer GSM mobile telecommunications services in the country. Telecom Office of the Slovak Republic issued combined GSM 900 / 1800 and UMTS license to company called Profinet.sk, a.s. As of June 30, 2002, our GSM network covered approximately 81% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of June 30, 2002, we had 1,052,006 mobile customers and 3,490 managed data network customers, consisting primarily of customers of our frame relay and X.25 services. For the three months ended June 30, 2002, we generated revenues of Sk2,189 million, cash flows from operating activities of Sk910 million, EBITDA of Sk806 million and a net income of Sk54 million. For the six months ended June 30, 2002, we generated revenues of Sk4,277 million, cash flows from operating activities of Sk1,089 million, EBITDA of Sk1,398 million and a net income of Sk127 million.

The following table sets forth information about our network:

	As of June 30,
	2001	2002
Geographical area of Slovak Republic covered
NMT	79%	79%
GSM	81%	81%
Population of Slovak Republic covered
NMT	96%	96%
GSM	98%	98%
Number of base stations
NMT	139	136
GSM	587	711

Revenues

Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include mainly monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as “calling party pays,” except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Orange Slovensko, a.s. (“Orange”) for calls by their customers terminating on our network and roaming fees for calls by our mobile customers traveling outside of the Slovak Republic and for visitors using

EuroTel Bratislava, a.s.

our network in the Slovak Republic. Revenues from national interconnect fees from Slovak Telecom and Orange account for approximately 25% and 26% of Mobile service revenue in the six months ended June 30, 2002 and 2001, respectively.

Mobile equipment and other sales include all revenues we receive on a non-recurring basis from our mobile business and include mainly sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth key business indicators:

	Three months ended June 30,		Six months ended June 30,
	2001	2002	2001	2002
Average monthly revenue per customer
Post-paid	Sk1,876	Sk1,640	Sk1,851	Sk1,643
Pre-paid	Sk330	Sk247	Sk342	Sk245
Blended	Sk845	Sk617	Sk878	Sk608
Subscriber Acquisition Costs
Post-paid	Sk4,945	Sk4,123	Sk4,897	Sk4,308
Pre-paid	Sk639	Sk578	Sk603	Sk520
Blended	Sk1,122	Sk1,406	Sk1,080	Sk1,615
Average monthly billable minutes per customer
Post-paid	275	229	267	239
Pre-paid	50	39	52	38
Blended	125	89	128	90
Average monthly churn rate
Post-paid	1.42%	1.42%	1.56%	1.43%
Pre-paid	1.83%	2.13%	1.61%	2.21%
Blended	1.70%	1.94%	1.59%	2.01%
Mobile originated billable SMS
Post-paid (1)	24	33	23	32
Pre-paid	24	22	25	23
Blended	24	25	24	25
Gross Adds (2)
Post-paid	15,189	21,874	25,175	66,459
Pre-paid	120,029	71,812	201,564	163,336
Total	135,218	93,686	226,739	229,795

(1) We do not provide SMS service for NMT subscribers
(2) Gross add represents any new post-paid or pre-paid SIM card activated on our network

EuroTel Bratislava, a.s.

The following table sets forth certain information about our customers:

	As of June 30,
	2001	2002
Mobile subscribers / customers
NMT Post-paid subscribers	15,146	12,955
GSM Post-paid subscribers	190,666	265,364
GSM Pre-paid customers	458,743	773,687

Total	664,555	1,052,006
Managed data network connections	6,706	7,079

We have experienced tariff reductions in our mobile business as a result of increased competition with Orange, our only competitor in the Slovak Republic in the provision of mobile telecommunications services. Present competition with Orange is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced decreasing minutes of use and mobile service revenue per user as a result of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers. We have recorded a significant increase in the number of pre-paid customers as well as low-end usage post-paid customers in the six months ended June 30, 2002. These new customers have a generally lower usage of mobile services, which has resulted in lower average number of minutes of use and hence lower average revenue per user.

Churn

As previously noted, “Churn” refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service for our post-paid subscribers occur when they fail to pay or we suspect fraudulent use. Involuntary suspensions of service of our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within recent 12 months. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 1.9% in the three months ended June 30, 2002 and 2.0% in the six months ended June 30, 2002 compared to 1.7% in the three months ended June 30, 2001 and 1.6% in the six months ended June 30, 2001. The increase in the total average monthly churn rate was attributable to pre-paid customers. In the future, we expect the churn rate of pre-paid customers to remain relatively high due to the nature of the service. This is expected to have a significant impact on our churn rates due to the expected increase in pre-paid customer base in a future. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we are limited in conducting credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn.

EuroTel Bratislava, a.s.

Expenses

Cost of Sales and Services.    Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses.    Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

•	other general costs such as professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Prior to January 1, 2002, the Slovak tax law allowed a debtor to claim a tax benefit only after pursuing all available remedies against a delinquent customer. As a result, before we could claim the tax benefit of a write-off, a delinquent customer would either have had to have gone through a bankruptcy proceeding or we would have had to have commenced legal proceedings against this customer and obtained a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. However, to obtain a 100% tax benefit we are still required to pursue all available remedies. To preserve a possibility of full tax deductibility we will not write off the receivable until we can record a full tax benefit. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves. Our bad debt expense is lower for pre-paid customers.

Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

Finance Costs.    Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

EuroTel Bratislava, a.s.

Taxes.    The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000 and decreased further in 2001 from 29% to 25%, effective January 1, 2002. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation, which was put into effect on January 1, 2000, is intended to allow for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Whenever we experienced a depreciation of the Slovak Crown in recent years, the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

We receive some revenues in Euros, U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 4.3% and 4.2% of our total revenues in the three months ended June 30, 2001 and 2002 respectively.

EuroTel Bratislava, a.s.

Results of Operations

Our major revenue and expense categories for the three months and six months ended June 30, 2001 and 2002 are set forth in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2001	2002
	(in millions of Slovak Crowns)
Mobile service revenues	1,540	1,924	2,980	3,685
Mobile service cost of sales	388	550	739	1,039

Gross profit from mobile services	1,152	1,374	2,241	2,646
Gross margin from mobile services	75%	71%	75%	72%

Mobile equipment and other sales	220	147	427	360
Mobile equipment and other cost of sales	403	300	708	796

Gross (loss) from mobile equipment and other sales	(183)	(153)	(281)	(436)
Gross margin from mobile equipment and other sales	(83)%	(104)%	(66)%	(121)%

Data network service revenues	116	118	231	232
Data network service cost of sales	37	37	74	73

Gross profit from managed data network services	79	81	157	159
Gross margin from managed data network services	68%	69%	68%	69%

Total revenues	1,876	2,189	3,638	4,277
Total cost of sales and services	828	887	1,521	1,908

Gross profit	1,048	1,302	2,117	2,369
Gross margin	56%	59%	58%	55%

Selling, general and administration expenses	431	496	803	971
Depreciation and amortization	370	389	728	796

Operating income	247	417	586	602

Finance and other costs	73	328	205	423
Tax expense	77	35	146	52

Net income	97	54	235	127

Three and Six Months Ended June 30, 2002 Compared to Three and Six Months Ended June 30, 2001

Revenues.    Our total revenues increased by Sk313 million, or 17%, from Sk1,876 million in the three months ended June 30, 2001 to Sk2,189 million in the three months ended June 30, 2002. For the six months ended June 30, 2002 total revenues increased by Sk639 million, or 18%, from Sk3,638 million in the six months ended June 30, 2001 to Sk4,277 million. This increase was primarily attributable to an increase in the number of our mobile customers, both in our post-paid and pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk384 million, or 25%, from Sk1,540 million in the three months ended June 30, 2001 to Sk1,924 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, mobile service revenues increased by Sk705 million, or 24%, to Sk3,685 million. This increase primarily reflected a 58% increase in the number of our mobile customers, which grew from 664,555 as of June 30, 2001 to 1,052,006 as of June 30, 2002. Average monthly revenue per customer decreased by 27% from Sk845 in the three months ended June 30, 2001 to Sk617 in the three months ended June 30, 2002 and decreased by 31% from Sk878 in the six months ended June 30, 2001 to Sk608 in the six months ended June 30, 2002. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically choose our pre-paid service or lower end post-paid

EuroTel Bratislava, a.s.

service plans and generate lower average monthly revenues than business customers. We also experienced decreasing minutes of use and consequently, mobile service revenue per user as a result of our introduction of billing in per-second increments as of February 1, 2002 for post-paid customers and as of March 1, 2002 for pre-paid customers. Our pre-paid customers increased by 314,944 or 69% from 458,743 as of June 30, 2001 to 773,687 as of June 30, 2002. Deferred revenue increased by Sk68 million, from Sk327 million at June 30, 2001 to Sk395 million at June 30, 2002. This is due to an increase of Sk117 million in deferred mobile service revenue from new customers, offset by a reduction in deferred activation revenue of Sk49 million due to activation fee pricing promotions throughout first quarter 2002.

Mobile equipment and other sales decreased by Sk73 million, or 33%, from Sk220 million in the three months ended June 30, 2001 to Sk147 million in the three months ended June 30, 2002. This decrease was primarily due to sales of mobile phone handsets and accessories, which decreased by Sk63 million, to Sk90 million, in the three months ended June 30, 2002 and due to a decrease in activation revenues, which decreased by Sk17 million, to Sk15 million in the three months ended June 30, 2002. Offsetting the decrease in sales of mobile phone handsets and accessories and the activation revenues was an increase in contract penalty revenue by Sk6 million to Sk19 million in the three months ended June 30, 2002. Activation revenues decreased due to pricing promotions in the three months ended June 30, 2002 that reduced activation fees paid by new subscribers. Revenue from contract termination penalties increased as a result of promotion activities for the post-paid segment in the first quarter 2002.

Mobile equipment and other sales decreased by Sk67 million, or 16%, from Sk427 million in the six months ended June 30, 2001 to Sk360 million in the six months ended June 30, 2002. This decrease was primarily due to sales of mobile phone handsets and accessories, which decreased by Sk33 million, to Sk246 million, in the six months ended June 30, 2002, decrease in activation revenues, which decreased by Sk33 million, to Sk33 million in the six months ended June 30, 2002 and due to decrease in revenue from contract termination penalties, which decreased by Sk15 million, to Sk29 million in the six months ended June 30, 2002. The decrease in sales of mobile phone handsets and accessories, activation revenues and revenues from contract penalties was partially offset by an increase in other value added services revenue of Sk8 million. Activation revenue decreased due to pricing promotions throughout 2001 and the first six months of 2002 that reduced activation fees paid by new subscribers. Revenue from contract termination penalties declined as a higher proportion of post-paid churn is attributed to low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than we experienced before influenced by the promotion activities in the first quarter 2002.

Managed data network service revenues increased by Sk2 million, or 2%, from Sk116 million in the three months ended June 30, 2001 to Sk118 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, managed data network service revenues remained almost on the same level of Sk232 million compared to Sk231 million in the six months ended June 30, 2001. This revenue increase is attributable to an increase in managed data network equipment revenues by Sk1 million, from Sk1 million in the three months ended June 30, 2001 to Sk2 million in the three months ended June 30, 2002. The number of total data customer connections increased by 6% from 6,706 as of June 30, 2001 to 7,079 as of June 30, 2002.

Cost of Sales and Services.    Cost of sales and services increased by Sk59 million, or 7%, from Sk828 million in the three months ended June 30, 2001 to Sk887 million in the three months ended June 30, 2002. As a percentage of total revenues, cost of sales decreased from 44% in the three months ended June 30, 2001 to 41% in the three months ended June 30, 2002. The increase in cost of sales and services results from higher interconnection and roaming costs of Sk126 million and Sk21 million, respectively. The increase in interconnection and roaming costs stems from higher customer base and changed calling patterns of our customers with more calls terminating in more expensive mobile network. Offsetting the increase in interconnect and roaming costs was a decrease in mobile phone handsets, accessories and SIM cards cost by Sk91 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, costs of sales increased by 25%, to Sk1,908 million, from Sk1,521 million in the six months ended June 30, 2001. As a percentage of total revenues, cost of sales increased from 42% in the six months ended June 30, 2001 to 45% in the six months ended June 30, 2002.

We have experienced an increase of cost of sales as a percentage of revenue in six months ended June 30, 2002 compared to the six months ended June 30, 2001 however a decrease in the three months ended June 30, 2002 compared to the three months ended June 30, 2001. This is a result of higher equipment cost of sales in the three months ended March 31, 2002 compared to equipment cost of sales in the three months ended March 31, 2001 as we successfully launched new set of post-paid service plans in the first quarter 2002.

EuroTel Bratislava, a.s.

Cost of sales and services in our mobile business increased by Sk59 million, or 7%, from Sk791 million in the three months ended June 30, 2001 to Sk850 million in the three months ended June 30, 2002. This increase was due to an increase of Sk162 million in mobile service costs of sales, mainly due to an incremental interconnect costs required to connect our growing customer base to other networks, and also due to a decrease of Sk103 million in cost of sales related to mobile equipment and other sales which decreased from Sk403 million in the three months ended June 30, 2001 to Sk300 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, cost of sales and services in our mobile business increased by Sk388 million, or 27%, as compared to the same period last year, to Sk1,835 million. This increase reflects an increase of Sk300 million in mobile service costs of sales, primarily due to interconnect and roaming costs required to connect our growing customer base to other networks of Sk214 million and Sk34 million respectively, and also an increase of Sk88 million in costs of sales related to mobile equipment and other sales, which increased from Sk708 million in the six months ended June 30, 2001 to Sk796 million in the six months ended June 30, 2002. Our negative gross margin on sales of mobile phone handsets, accessories and SIMs was (199)% in the three months ended June 30, 2002 and (186)% in the six months ended June 30, 2002, as compared to a negative gross margin of (136)% in the three months ended June 30, 2001 and (127)% in the six months ended June 30, 2001. This increase in negative margin on sales of mobile phones and accessories is due to management’s effort to gain the market share mainly in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phones arise due to the mobile telecommunications industry practice of selling mobile phone handsets at a price below their cost, in order to attract customers to their service.

Cost of sales and services in our managed data network services business in the three months ended June 30, 2002 remained at a constant Sk37 million as compared to the corresponding period 2001. For the six months ended June 30, 2002, cost of sales and services in our managed data network services business decreased by Sk1 million, or 1%, as compared to the same period last year, to Sk73 million. As a percentage of revenues, cost of sales in our managed data networks services decreased from 32% in the three and six months ended June 30, 2001 to 31% in the three and six months ended June 30, 2002 as we were able to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk84 million, or 10%, from Sk801 million in the three months ended June 30, 2001 to Sk885 million in the three months ended June 30, 2002. Operating expenses increased by Sk236 million, or 15%, to Sk1,767 million, in the six months ended June 30, 2002. This increase primarily reflected higher levels of depreciation and amortization expense, wages and employee benefits, professional fees, rent of buildings, network support and maintenance expense and bad debt expense. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of overall growth of our operations.

Depreciation and amortization expense increased by Sk19 million, or 5%, from Sk370 million in the three months ended June 30, 2001 to Sk389 million in the three months ended June 30, 2002 and by Sk68 million, or 9%, to Sk796 million in the six months ended June 30, 2002. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base and to increase the quality of our network in terms of coverage. Included in the depreciation charge for the six months ended June 30, 2002 is also a non-recurring write-off of Sk24 million representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. While the Telecom office opened a tender for a new license for the spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

Wages and employee benefits increased by Sk31 million, or 24%, from Sk128 million in the three months ended June 30, 2001 to Sk159 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, wages and employee benefits increased by Sk56 million, or 22%, to Sk311 due primarily to an increase in the average number of employees.

Professional fees increased by Sk12 million, or 29%, from Sk42 million in the three months ended June 30, 2001 to Sk54 million in the three months ended June 30, 2002. This increase is mainly attributable to higher shareholders fees and expenses which increased by Sk12 million. For the six months ended June 30, 2002 professional fees increased by Sk42 million, or 60%, from Sk70 million in the six months ended June 30, 2001 to Sk112 million. This increase is attributable to higher consulting fees incurred in the first quarter of 2002 in

EuroTel Bratislava, a.s.

connection with the UMTS bidding process of Sk20 million, and an increase of Sk17 million and Sk4 million in shareholder fees and expenses, and legal fees, respectively.

Building rent expense increased by Sk7 million, or 25%, from Sk28 million in the three months ended June 30, 2001 to Sk35 million in the three months ended June 30, 2002. For the six months ended June 30, 2002, building rent expense increased by Sk18 million, or 33%, to Sk72 million. The increase is attributable to new office space and newly opened shops. The new office space, whilst more expensive in total, is cheaper on a per square meter basis from the cancelled lease of the old corporate offices.

Network support and maintenance expense increased by Sk8 million, or 14%, from Sk59 million in the three months ended June 30, 2001 to Sk67 million in three months ended June 30, 2002. For the six months ended June 30, 2002, network support and maintenance expense increased by Sk14 million, or 12%, to Sk130 million. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as certain warranties on purchased hardware and software expire.

Advertising, marketing and sales expense decreased by Sk30 million, or 23%, from Sk133 million in the three months ended June 30, 2001 to Sk103 million in three months ended June 30, 2002 and remained on the same level of Sk205 million in the six months ended June 30, 2002 as in the same period of last year mainly due to the timing of certain promotional activities. We expect advertising, marketing and sales expenses to increase in 2002, but believe that as a percentage of revenue they will decline.

Bad debt expense increased by Sk15 million, or 500%, from negative Sk(3) million in the three months ended June 30, 2001 to Sk12 million in the three months ended June 30, 2002. Bad debt expense related to fraud, which is netted against revenues for the relevant period, increased from Sk7 million in the three months ended June 30, 2001 to Sk12 million in the three months ended June 30, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, increased from 0.2% in the three months ended June 30, 2001 to 1.1% in the three months ended June 30, 2002. For the six months ended June 30, 2002, bad debt expense increased by Sk3 million, or 18% from Sk17 million in the six months ended June 30, 2001 to Sk20 million in the six months ended June 30, 2002. Bad debt expense related to fraud increased from Sk20 million in the six months ended June 30, 2001 to Sk22 million in the six months ended June 30, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, remained on the same level of 1.0% in the six months ended June 30, 2002 as in the same period of last year. Management continues to focus on reducing bad debt expense and lowering churn rates in the post-paid segment. However the increase in bad debt expense was primary driven by the fraud originated from promotion activities during the first quarter 2002 for post-paid segment. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating income increased from Sk247 million in the three months ended June 30, 2001 to Sk417 million in the three months ended June 30, 2002 and increased from Sk586 million in the six months ended June 30, 2001 to Sk602 million in the six months ended June 30, 2002.

Finance Costs.    Total finance costs increased by Sk255 million, or 349%, from Sk73 million in the three months ended June 30, 2001 to Sk328 million in the three months ended June 30, 2002. Foreign exchange gains and losses decreased from gain of Sk88 million in the three months ended June 30, 2001 to a loss of Sk171 million in the three month ended June 30, 2002 as a result of devaluation of the Slovak Crown against Euro, in which all our borrowings are denominated. Interest expense on borrowings decreased from Sk205 million in the three months ended June 30, 2001 to Sk195 million in the three months ended June 30, 2002 as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. Interest income decreased from Sk55 million in the three months ended June 30, 2001 to Sk44 million in the three months ended June 30, 2002 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

For the six months ended June 30, 2002 total finance costs increased by Sk218 million, or 106%, from Sk205 million in the six months ended June 30, 2001 to Sk423 million in the six months ended June 30, 2002. Foreign exchange gains and losses decreased from gain of Sk117 million in the six months ended June 30, 2001 to a loss of

EuroTel Bratislava, a.s.

Sk118 million in the six month ended June 30, 2002 as a result of devaluation of the Slovak Crown against Euro, in which all our borrowings are denominated. Interest expense on borrowings decreased from Sk418 million in the six months ended June 30, 2001 to Sk378 million in the six months ended June 30, 2002 as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. Interest income decreased from Sk114 million in the six months ended June 30, 2001 to Sk85 million in the six months ended June 30, 2002 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

Taxes.    Our tax charge decreased by Sk42 million, or 55%, from Sk77 million in the three months ended June 30, 2001 to Sk35 million in the three months ended June 30, 2002. We reported income before taxes of Sk89 million in the three months ended June 30, 2002 compared to income before tax of Sk174 million in the three months ended June 30, 2001. In addition, the non-deductible portion of bad debt expense decreased by Sk16 million from Sk5 million in the three months ended June 30, 2001 to a negative Sk11 million in the three months ended June 30, 2002 due to a new tax laws in the Slovak Republic. Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim tax benefits only after certain statutory collection requirements were complied with. Due to significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize deferred tax assets on its bad debt provision. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. Recognition of a deferred tax asset arising on the bad debt provision in the first quarter of 2002 in relation to receivables within the scope of the Amendment contributed to the income tax expense reduction.

For the six months ended June 30, 2002 our tax charge decreased by Sk94 million, or 64%, from Sk146 million in the six months ended June 30, 2001 to Sk52 million in the six months ended June 30, 2002. We reported income before taxes of Sk179 million in the six months ended June 30, 2002 compared to income before tax of Sk381 million in the six months ended June 30, 2001. The non-deductible portion of bad debt expense decreased by Sk30 million from Sk11 million in the six months ended June 30, 2001 to a negative Sk19 million in the six months ended June 30, 2002 due to a new tax laws in the Slovak Republic.

Net Income.    As a result of the factors discussed above, we reported net income of Sk54 million for the three months ended June 30, 2002 and a net income of Sk127 million for the six months ended June 30, 2002 compared to a net income of Sk97 million for the three months ended June 30, 2001 and a net income of Sk235 million for the six months ended June 30, 2002.

EuroTel Bratislava, a.s.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

EuroTel was awarded by the Telecom Office a license for the implementation and operation of a public mobile telecommunication network based on the Universal Mobile Telecommunications System standard.

The license became effective on July 16, 2002 and is valid through 2022, at which point EuroTel will have the option to renew the license. EuroTel will commence providing UMTS services no later than 30 months from the date on which the UMTS frequency is released to it. EuroTel anticipates the release of the UMTS frequency to occur, in accordance with the license, no later than September 30, 2003. The cost of the license is Sk1,499 million, of which Sk500 million will be payable in mid-August 2002 and the remaining Sk999 million is due on December 2, 2002. EuroTel will fund the payments required under the license from surplus cash carried on the balance sheet as of June 30, 2002.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

We expect that our level of capital expenditure will remain significant for at least the three years, and possibly longer as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

Source of Financing.    Primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Six months ended June 30,
	2001	2002
Net cash flows	(millions of Slovak Crowns)
From operating activities	912	1,089
Used in investing activities	(822)	(444)
From financing activities	—	—

Net Cash from Operating Activities.    Net cash from operating activities was Sk912 million in the six months ended June 30, 2001 and Sk1,089 million in the six months ended June 30, 2002. The increase in cash flow from operating activities in the six months ended June 30, 2002 resulted primarily from growth in our customer base as well as from timing differences in working capital items such as inventories. In addition, interest savings of Sk53 million for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 due to repurchase of the long term notes contributed to the increase in cash flow from operating activities.

Net Cash Used in Investing Activities.    Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk648 million in the six months ended June 30, 2001, and Sk1,048 million in the six months ended June 30, 2002. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In the six months ended June 30, 2002, approximately 63% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the six months ended June 30, 2001 included the purchase of Euro-denominated EU government bonds of Sk2,403 million and proceeds from the sale of Euro-denominated EU government bonds of Sk2,230 million. In the six months ended June 30, 2002, the purchase of such Euro-denominated EU government bonds cost Sk1,795 million and proceeds from the sale of Euro-denominated EU government bonds reached Sk2,398 million.

EuroTel Bratislava, a.s.

Net Cash from Financing Activities.    We obtain financing from equity investments and notes issued on the international bond markets. There were no cash flows from financing activities during neither the three months nor the six months period ended June 30, 2002 or June 30, 2001.

Debt.    As of June 30, 2002, our gross debt consisted of Sk7,089 million of outstanding long term senior guaranteed notes payable and the interest accrued thereon. On March 23, 2000 we issued €175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of the offering were used to repay existing long term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for:

•	an 11.25% interest rate;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or merging with or into other companies, and

•	restrictions on entering into transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange new notes (“New Notes”) for all then outstanding old notes issued on March 23, 2000 (“Old Notes”). In aggregate, €172.2 million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of June 30, 2002, there were €2.8 million in Old Notes outstanding. As of June 30, 2002, we believe we were in compliance with all of our covenants under the Old Notes and the New Notes. Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, EuroTel repurchased €15 million of the long term notes in a series of open-market transactions for a net consideration of Sk687 million. EuroTel used existing liquid assets to repurchase this debt. A net loss of Sk44 million (net of deferred tax credit of Sk15 million), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting to Sk33 million and unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income. As a result, EuroTel’s gross debt decreased to €160 million as of October 31, 2001. There have been no changes in the debt Euro denominated principal since that date, any fluctuations reported in Slovak crowns stem from exchange rate fluctuations. A 3.6% devaluation of the Slovak crown against Euro during the six months ended 30 June 2002 caused an increase of the gross debt balance by Sk247 million from Sk6,842 million as of 31 December 2001 to Sk7,089 million as of 30 June 2002.

EuroTel Bratislava, a.s.

Contractual Obligations and Commercial Commitments.    The following tables set forth certain information concerning our obligations and commitments as at June 30, 2002 to make future payments under contracts, such as debt and lease agreements, and under contingent commitments:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual Cash Obligations	(millions of Slovak Crowns)
Long Term Debt(1)	7,089	—	—	7,089
Interest on Long Term Debt(1)	3,788	797	1,595	1,396	—
Capital Lease Obligations	—	—	—	—	—
Operating leases	1,441	138	247	260	796
Unconditional Purchase Obligations	476	476	—	—	—
Other Long Term Obligations	—		—	—	—

Total Contractual Cash Obligations	12,794	1,411	1,842	8,745	796

(1)	Under the terms of the Notes, we are permitted to redeem all or any portion of the 11 1/4% Notes at any time on or after March 30, 2004 at face value plus a premium.

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, our Form 20-F on March 28, 2001 and our Form 20-F on March 29, 2002 were filed as exhibits thereto at that time. We have not entered in any new material contractual relationship with the third party during the period from March 29, 2002 to August 9, 2002.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EuroTel Bratislava, a.s.

Part I — Financial Information

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of June 30, 2002 we had Sk7,089 million and as of December 31, 2001 we had Sk6,842 million in gross debt. Our current investments totaled Sk3,157 million as of June 30, 2002 and Sk3,671 million as of December 31, 2001. The following table represents material changes in our interest rate risk as of December 31, 2001 and June 30, 2002.

	As of December 31,		As of June 30,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value
Long term notes
Fixed Rate — Euro	6,842	7,492	7,089	7,514
Interest Rate	11.25%	—	11.25%	—

	As of December 31,		As of June 30,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value
Government Bonds
Fixed Rate — Euro	3,671	3,680	3,157	3,151
Interest Rate	3.23%-4.42%	—	3.23%-3.76%	—

The December 31, 2001 and June 30, 2002 fixed-rate Euro-debt consists exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at June 28, 2002. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year, respectively, commencing on September 30, 2000.

In September and October 2001, EuroTel repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, the related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. A net loss of Sk44 million (net of a deferred tax credit of Sk15 million), which consisted of the difference between the carrying amount of the repurchased notes and the net consideration paid of Sk33 million as well as the unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income.

Our current investments include short-term Euro-denominated EU government bonds, whose fair value is approximately the same as market value. The bonds mature in periods ranging from one to eight months from the balance sheet date of June 30, 2002.

As of June 30, 2002, all of our current investments and Sk7,089 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. For the six months ended June 30, 2002 we had incurred Sk118 million in foreign exchange losses, as compared to Sk117 million in foreign exchange gains incurred for the six months ended June 30, 2001, as a result of fluctuation in currency exchange rates.

EuroTel Bratislava, a.s.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at June 30, 2002 would have changed the combined fair value of the facility and of current investments by Sk317 million.

We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

EuroTel Bratislava, a.s.

Part II — Other Information

Item 1: Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of June 30, 2002, the total amount of outstanding claims was Sk208 million. We do not expect to recover any material amounts in connection with these claims.

Item 2: Changes in securities and use of proceeds

None.

Item 3: Defaults upon senior securities

None.

Item 4: Submission of matters to vote of security holders

None.

Item 5: Other information

At a meeting held on April 25, 2002, EuroTel’s Board of Directors appointed Robert Chvátal as Chief Executive Officer (“CEO”). Robert Chvátal succeeded Jozef Barta, who resigned as CEO to pursue other professional interests. On the same date, EuroTel’s Board of Directors also announced the appointment of Ivan Bošňák, then Acting Chief Financial Officer, as Chief Financial Officer.

The Board of Directors resolved on April 2002 that, upon his resignation as CEO, Jozef Barta would be entitled to a severance package consisting of Sk8.8 million in cash as well as the right to purchase a company car and certain PC equipment, which resulted in a charge to the Company in the amount of Sk0.5 million. Mr. Barta was permitted to pay the purchase price of Sk0.8 million for the company car in installments, of which 33% have been paid to date. Two installment payments totaling Sk0.5 million in the aggregate remain outstanding and shall become due as of mid-September and mid-October 2002.

Prior to being appointed as EuroTel’s CEO, Mr. Chvátal served as marketing director at RadioMobil in the Czech Republic and sat on RadioMobil's Board of Directors from April 1997 to April 2002. Prior to his appointment to RadioMobil, Mr. Chvátal worked as Marketing Manager for fragrances at Margaret Astor in the Czech Republic and later served as Marketing Director and member of the company’s Board until April 1997. From 1992 to 1994, Mr. Chvátal worked at Procter & Gamble in brand management. Mr. Chvátal graduated from The Prague School of Economics in 1992.

Effective July 1, 2002 EuroTel’s sales and marketing division was split into two divisions: a sales division and a marketing division. Fred Wohl remained Director of Sales and Milan Vašina was newly appointed as Director of Marketing.

Milan Vašina joined EuroTel in July 2002 as Director of Marketing. From 1997 until he joined us, Mr. Vašina worked at RadioMobil in the Czech Republic as Manager for Marketing Communications from 1997 to 2000 and as Marketing Manager for the residential segment from 2001 to July 2002. Prior joining RadioMobil, Mr. Vašina worked at RJ Reynolds as Group Brand Manager for the Camel brand and at Benckiser as Group Brand Manager. Mr. Vašina graduated from The Brno University of Agriculture, Faculty of Economics in 1993.

Item 6: Exhibits and reports on Form 8-K

(a)	Exhibits

None.

(b)	Reports on Form 8-K

None.

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	EUROTEL BRATISLAVA, A.S.

	By:	/S/ ROBERT CHVÁTAL
Robert Chvátal Chief Executive Officer

	By:	/S/ IVAN BOŠŇÁK
Ivan Bošňák Chief Financial Officer